March 14, 2012

Daniel F. Duchovny Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Itex Corporation

Preliminary Proxy Statement on Schedule 14A filed by David Polonitza, Wayne P. Jones, Richard Polonitza, Greta Polonitza, And Kirk Anderson

Filed March 14, 2012

Dear Mr. Duchovny

On behalf of David Polonitza, Wayne Jones, Richard Polonitza, Greta Polonitza, and Kirk Anderson (“Polonitza Group”), in connection with the Preliminary  Proxy Statement on Schedule 14A   relating to ITEX Corporation (“ITEX”) filed on March 7, 2012 (the “Solicitation Materials”), we are providing this letter as supporting documentation to the filing.

Supporting information related to the March 14, 2012 filing follows:

Preliminary Schedule 14A

1.      We note your disclosure that you have nominated candidates “in opposition to the two non-executive directors nominated” by the company. Given the plurality voting requirement for the election of directors, it appears your slate is not in opposition to any two company nominees as scurity holders would not be able to vote for your nominees and against any specific company nominee. Please revise.

We have removed the term “in opposition to the two non-executive directors nominated” within our filing.

2.      Please provide support for your statement in item 1 that “Morse Best had received approximately $100,000 for consulting services while Eric Best has been a member of Itex’s Board.”

According to information disclosed by ITEX within its Proxy filings filed with the SEC, Morse Best was compensated $58,000 during ITEX’s fiscal 2005, $38,275 during ITEX’s fiscal 2006, and $7,245 during ITEX’s fiscal 2007. Within ITEX’s proxy documents for these years, the Company stated “During fiscal ____, Morse Best, Inc., of which Mr. Best is the principal shareholder, provided website development and IT consulting services to ITEX.” Eric Best has been a Board member of ITEX since 2004.

Source:

http://www.sec.gov/Archives/edgar/data/860518/000127528706006206/ic8044.htm

http://www.sec.gov/Archives/edgar/data/860518/000127528706006206/ic8044.htm

http://www.sec.gov/Archives/edgar/data/860518/000127528705004864/ic4247.htm

•                     The Polonitza Group  is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     The Polonitza Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (502) 460-3141 should you require further information.

Respectfully,

s/David Polonitza